UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SolarCity Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

83416T100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83416T100	13G

1.	NAMES OF REPORTING PERSONS Bay Area Equity Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,263,928
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,263,928
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,928
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 83416T100	13G

1.	NAMES OF REPORTING PERSONS DBL Equity Fund – BAEF II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 928,977
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 928,977
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,977
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 83416T100	13G

1.	NAMES OF REPORTING PERSONS Bay Area Equity Fund Managers I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,263,928
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,263,928
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,928
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 83416T100	13G

1.	NAMES OF REPORTING PERSONS DBL Equity Fund Managers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 928,977
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 928,977
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,977
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 83416T100	13G

1.	NAMES OF REPORTING PERSONS DBL Investors, LLC (previously known as H&Q Venture Management, LLC)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,192,905 of which 3,263,928 shares are directly held by Bay Area Equity Fund I, L.P. and 928,977 shares are directly held by DBL Equity Fund – BAEF II, L.P.
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,192,905 of which 3,263,928 shares are directly held by Bay Area Equity Fund I, L.P. and 928,977 shares are directly held by DBL Equity Fund – BAEF II, L.P.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,192,905
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

SolarCity Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3055 Clearview Way
San Mateo, California 94402

Item 2(a).	Name of Person Filing:

Bay Area Equity Fund I, L.P.
DBL Equity Fund – BAEF II, L.P.
Bay Area Equity Fund Managers I, LLC
DBL Equity Fund Managers, LLC
DBL Investors, LLC (previously known as H&Q Venture Management, LLC)

(1) Bay Area Equity Fund I, L.P. is the registered owner of 3,263,928 shares.  Bay Area Equity Fund Managers I, LLC is the General Partner of Bay Area Equity Fund I, L.P. DBL Investors, LLC (previously known as H&Q Venture Management, LLC) is the Managing Member of Bay Area Equity Fund Managers I, LLC.  Nancy E. Pfund and Michael C. Dorsey are Managing Members of DBL Investors, LLC with respect to Bay Area Equity Fund I, L.P.

(2) DBL Equity Fund – BAEF II, L.P. is the registered owner of 928,977 shares.  DBL Equity Fund Managers, LLC is the General Partner of DBL Equity Fund – BAEF II, L.P.  Nancy E. Pfund and Cynthia J. Ringo are Managing Members of DBL Equity Fund Managers, LLC and are Managing Members of DBL Investors, LLC with respect to DBL Equity Fund – BAEF II, L.P.  DBL Investors, LLC has entered into a management agreement to perform certain services for DBL Equity Fund Managers, LLC and DBL Equity Fund – BAEF II, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Montgomery Street, Suite 2375
San Francisco, CA 94104

Item 2(c).	Citizenship:

Delaware: Bay Area Equity Fund I, L.P.; DBL Equity Fund – BAEF II, L.P.; Bay Area Equity Fund Managers I, LLC; DBL Equity Fund Managers, LLC; DBL Investors, LLC

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

83416T100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

NOT APPLICABLE

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

BAY AREA EQUITY FUND I, L.P., a Delaware limited partnership

By:	Bay Area Equity Fund Managers I, LLC Its General Partner

DBL EQUITY FUND – BAEF II, L.P., a Delaware limited partnership

By:	DBL Equity Fund Managers, LLC Its General Partner

BAY AREA EQUITY FUND MANAGERS I, LLC, a Delaware limited liability company

By:	DBL Investors, LLC (previously known as H&Q Venture Management, LLC) Its Managing Member

DBL EQUITY FUND MANAGERS, LLC, a Delaware limited liability company

By:	/s/ Nancy E. Pfund
Nancy E. Pfund, Managing Member

By:	/s/ Cynthia J. Ringo
Cynthia J. Ringo, Managing Member

DBL INVESTORS, LLC (PREVIOUSLY KNOWN AS H&Q VENTURE MANAGEMENT, LLC), a Delaware limited liability company

By:	/s/ Nancy E. Pfund
Nancy E. Pfund,
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the common shares of SolarCity Corporation., and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2014

BAY AREA EQUITY FUND I, L.P., a Delaware limited partnership

By:	Bay Area Equity Fund Managers I, LLC Its General Partner

DBL EQUITY FUND – BAEF II, L.P., a Delaware limited partnership

By:	DBL Equity Fund Managers, LLC Its General Partner

BAY AREA EQUITY FUND MANAGERS I, LLC, a Delaware limited liability company

By:	DBL Investors, LLC (previously known as H&Q Venture Management, LLC) Its Managing Member

DBL EQUITY FUND MANAGERS, LLC, a Delaware limited liability company

By:	/s/ Nancy E. Pfund
Nancy E. Pfund, Managing Member

By:	/s/ Cynthia J. Ringo
Cynthia J. Ringo, Managing Member

DBL INVESTORS, LLC (PREVIOUSLY KNOWN AS H&Q VENTURE MANAGEMENT, LLC), a Delaware limited liability company

By:	/s/ Nancy E. Pfund
Nancy E. Pfund,
Managing Member